FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

        Dated: July 14 2006                 By: /s/David Patterson/s/

KNIGHT RESOURCES LTD.

July 13, 2006
Number: 005-06

DRILLING UNDERWAY AT WEST RAGLAN

VANCOUVER (July 13, 2006) - Mr. Harvey Keats, President of Knight Resources Ltd., reports that the company has been informed by its joint venture partner, Anglo American Exploration (Canada) Ltd. (“AAEC”), that drilling is underway on the West Raglan Project.

A minimum of 3,000 metres of diamond drilling is planned as part of the phase I program. If phase II is implemented, it will result in a minimum of an additional 2,000 metres of drilling. The number of drill holes will depend on the depth extent of the known mineralized zones, and the depth and depth extent of any newly discovered zones.

The focus of the 2006 exploration program will be on drilling known mineralized zones and discovery of new mineralized zones, all in the Greater Frontier area, the area of greatest success to date. Work to date has clearly shown that the West Raglan Project has the potential to host ‘Raglan-style’ deposits.  Since 2002, over $15 million has been spent on exploration.  Highlights from previous programs include:

•	Confirmed 65 km strike length of the prospective Raglan Horizon at West Raglan
•	Discovery of the Greater Frontier Area where 20 of 73 holes drilled have encountered nickel grades greater than 1%
•	The discovery hole at Greater Frontier intersected 14.75 metres of 3.04% nickel with significant grades of copper, cobalt, platinum and palladium
•	The best hole, also at Greater Frontier, intersected 5.12 metres of 4.16% nickel and included a 0.67 metre intersection of 11.83% nickel in massive sulphides

The 2006 program will be carried out by West Raglan Project operator AAEC. The program will be funded 51% by AAEC and 49% by Knight.

Further information is available on the Knight Resources Ltd. web site at www.knightresources.ca; via e-mail at knight@bed-rock.com; or call 1-604-684-6535.

Additionally, the Company announces that it has engaged Grandich Publications LLC (Peter Grandich) to provide public relations services to the Company. Grandich Publications provides corporate communication and investor relations services to public companies. The Grandich Publications agreement includes a retainer of US$1,500 per month and is effective July 15, 2006. The Company has also granted 100,000 investor relation stock options to Grandich Publications. The options are exercisable at a price of $0.21 per common share for a period of two years.

The term of the agreement is 12 months and it is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“Harvey Keats”
President